SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )*

                              ASAT Holdings Limited
                              ---------------------
                                (Name of Issuer)

                   Ordinary Shares, par value $0.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    00208B105
                                    ---------
                                 (CUSIP Number)

                    Stan Baumgartner, Chief Financial Officer
                              ASAT Holdings Limited
                           14th Floor, 138 Texaco Road
                           Tsuen Wan, New Territories
                                    Hong Kong
                                  852-2439-8788
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2002
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 2 of 13
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     QPL International Holdings Limited
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [X] (1)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     PF, OO
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              289,298,000 (2)(3)(4)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           289,298,000 (2)(3)(4)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,298,000 (2)(3)(4)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.25%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

---------------------------------

1    See Item 6 below.

2 The Industrial Investment Company Limited is the record holder of 268,416,000 Ordinary Shares, par value $0.01 per share ("Ordinary Shares"), of ASAT Holdings Limited ("ASAT"). Pursuant to Rule 13d-3 of the Securities and
                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 3 of 13

     Exchange Act of 1934, each of QPL International Holdings Limited ("QPL") and Mr. Tung Lok Li ("Mr. Li"), may be deemed to be the beneficial owner of the Ordinary Shares held by The Industrial Investment Company Limited.

3 QPL (US) Inc. is the record holder of 19,584,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by QPL (US) Inc.

4 As of the date of this Schedule 13D, Mr. Li is the holder of 259,600 American Depository Shares ("ADSs"), representing 1,298,000 Ordinary Shares of ASAT. Each ADS represents five Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, QPL may be deemed to be the beneficial owner of the Ordinary Shares held by Mr. Li.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 4 of 13
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     The Industrial Investment Company Limited
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [X] (1)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     PF, OO
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              268,416,000 (2)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           268,416,000 (2)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      268,416,000 (2)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.12%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

---------------------------------

1    See Item 6 below.

2 Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li, may be deemed to be the beneficial owner of the Ordinary Shares held by The Industrial Investment Company Limited.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 5 of 13
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     QPL (US) Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [X] (1)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     PF, OO
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              19,584,000 (2)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           19,584,000 (2)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,584,000 (2)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.93%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

---------------------------------

1    See Item 6 below.

2 Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by QPL (US) Inc.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 6 of 13
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Tung Lok Li
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [X] (1)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     PF, OO
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              289,298,000 (2)(3)(4)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           289,298,000 (2)(3)(4)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,298,000 (2)(3)(4)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.25%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________


---------------------------------

1    See Item 6 below.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 7 of 13

2 The Industrial Investment Company Limited is the record holder of 268,416,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li, may be deemed to be the beneficial owner of the Ordinary Shares held by The Industrial Investment Company Limited.

3 QPL (US) Inc. is the record holder of 19,584,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of QPL and Mr. Li may be deemed to be the beneficial owner of the Ordinary Shares held by QPL (US) Inc.

4 As of the date of this Schedule 13D, Mr. Li is the holder of 259,600 ADSs, representing 1,298,000 Ordinary Shares of ASAT. Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, QPL may be deemed to be the beneficial owner of the Ordinary Shares held by Mr. Li.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 8 of 13

Item 1    Security and Issuer.

          This statement on Schedule 13D is filed in connection with the Ordinary Shares, par value $0.01 per share (the "Ordinary Shares"), of ASAT Holdings Limited, a Cayman Islands company ("ASAT"), with its principal executive offices at 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.

Item 2.   Identity and Background.

          2(a) This statement on Schedule 13D ("Statement") is filed by (i) QPL International Holdings Limited ("QPL"), a company incorporated in Bermuda, with its shares listed on The Stock Exchange of Hong Kong Limited, (ii) The Industrial Investment Company Limited, a Cayman Islands company ("Industrial Investment"), (iii) QPL (US) Inc., a California corporation ("QPL US") and (iv) Mr. Tung Lok Li ("Mr. Li"), an individual ("Mr. Li," and together with QPL, Industrial Investment and QPL US, collectively, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

          2(b) The principal business address of each of QPL, Industrial Investment and Mr. Li is 2nd Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong. The principal business address of QPL US is 46335 Landing Parkway, Fremont, California 94538.

          2(c) QPL is an investment holding company, whose subsidiaries are engaged in the manufacture and sales of integrated circuits leadframes, heatsinks and stiffeners, property investment and investment holding. Industrial Investment is an investment holding company. QPL US is engaged in the distribution of integrated circuit leadframe and investment holding. Mr. Li's principal occupation is to serve as Chairman of the Board of QPL. Additionally, Mr. Li serves as a member of the board of director of ASAT, and serves as a director of Industrial Investment.

          2(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          2(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f) Mr. Li is a citizen of the United Kingdom.

Item 3.   Source and Amount of Funds or Other Consideration.

          From November 27, 2002 through the date of this Schedule 13D, Mr. Li acquired an aggregate of 259,600 American Depository Shares ("ADSs"), representing 1,298,000 Ordinary Shares of ASAT (described in Item 4 below). Mr. Li's purchase of such Ordinary Shares was financed through the use of his personal funds.

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 9 of 13

          The remaining Ordinary Shares of ASAT reported in this Schedule 13D (see Item 5 below) were acquired by certain of the Reporting Persons prior to ASAT's initial public offering of 20,000,000 of its ADSs, representing 100,000,000 of its Ordinary Shares, on the Nasdaq National Market, which was completed on July 14, 2000. The holdings of such Ordinary Shares by certain of the Reporting Persons was previously disclosed in a Schedule 13G filed with the Securities and Exchange Commission (the "SEC") by QPL on February 14, 2001, No. 005-60891.

Item 4.   Purpose of Transaction.

          From November 27, 2002 through the date of this Schedule 13D, Mr. Li acquired an aggregate of 259,600 ADSs, representing 1,298,000 Ordinary Shares of ASAT, in open market transactions, for an aggregate purchase price of U.S.$265,765. Mr. Li's purchase of the ASAT Ordinary Shares occurred during the current open insider trading window for officers and directors of ASAT as referenced in ASAT's press release issued on November 25, 2002 . Mr. Li intends to acquire an aggregate of 2,000,000 ADSs, representing 10,000,000 Ordinary Shares, through December 31, 2002. In connection with Mr. Li's purchase of these Ordinary Shares, Mr. Li is acting in his own capacity and not as a director of ASAT or in concert with or on behalf of ASAT.

Item 5.   Interest in Securities of the Issuer.

          5(a) Based on 668,947,000 shares of Ordinary Shares of ASAT outstanding as of April 30, 2002 (as set forth in ASAT's Annual Report on Form 20-F for the fiscal year ended April 30, 2002), (i) each of QPL and Mr. Li beneficially own 289,298,000 Ordinary Shares representing approximately 43.25% of the issued and outstanding Ordinary Shares; (ii) Industrial Investment beneficially owns 268,416,000 Ordinary Shares representing approximately 40.12% of the issued and outstanding Ordinary Shares; and (iii) QPL US beneficially owns 19,584,000 shares of Ordinary Shares representing approximately 2.93% of the issued and outstanding Ordinary Shares.

          5(b) QPL and Mr. Li are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, all of the Ordinary Shares of ASAT held by Industrial Investment, QPL US and Mr. Li because (i) QPL owns 2.44% of the shares of Industrial Investment directly and 97.56% of the shares of Industrial Investment indirectly (through an immediate holding company, Turrung Trading Limited, a British Virgin Islands company, which is in turn wholly owned by QPL (Holdings) Limited, a Hong Kong company, both of which are wholly owned subsidiaries of QPL), which in turn owns 268,416,000 Ordinary Shares of ASAT, (ii) QPL owns 66.4% of the shares of QPL US directly and 33.6% of the shares of QPL US indirectly (through its wholly owned subsidiary, Kingstech Holdings Limited, a British Virgin Islands company), which in turn owns 19,584,000 shares of Ordinary Shares of ASAT and (iii) Mr. Li is the Chairman of the Board of QPL, owns approximately 35.47% of the shares of QPL as at November 30, 2002, and individually owns 259,600 ADSs, representing 1,298,000 Ordinary Shares of ASAT, representing 0.19% of the issued and outstanding Ordinary Shares. This statement on Schedule 13D shall not be construed as an admission that each of the Reporting Persons is the beneficial owner of the Ordinary Shares covered by this Statement.

          5(c) Commencing on November 27, 2002, Mr. Li acquired the following ADSs (each ADS represents 5 Ordinary Shares):

                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 10 of 13

                             Aggregate Number         Average Purchase
      Date of Transaction    of ADSs Purchased        Price per ADS

        November 27, 2002       89,600                  $1.014
        November 29, 2002       70,000                  $1.023
        December 2, 2002        50,000                  $1.026
        December 3, 2002        50,000                  $1.041

          Other than as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of Ordinary Shares during the past 60 days.

          5(d) On October 29, 1999, three groups of private equity funds managed by or affiliated with Chase Asia Equity Partners - Master Fund, Olympus Capital Group and Orchid Asia Holdings LLC purchased a 50% equity interest in ASAT from QPL. In connection with the purchase, QPL and Industrial Investment indemnified these investors for various tax liabilities of ASAT and pledged a portion of their Ordinary Shares to these investors to secure the indemnification. This pledge initially applied to 70% of QPL's shareholdings in ASAT and decreases in stages to 0% over six years. To date 90,720,000 Ordinary Shares of ASAT remain pledged to the investors.

          On January 8, 2001, QPL entered into a credit facility of a standby letter of credit with CITIC Ka Wah Bank to borrow up to US$24,000,000. To secure the loan, Industrial Investment pledged 30,000,000 Ordinary Shares of ASAT pursuant to the terms of the Deed of Mortgage and Assignment in Relation to Securities in ASAT Holdings Limited in respect of a Standby Letter of Credit Facility to QPL International Holdings Limited, dated as of January 8, 2001, by and between Industrial Investment and CITIC Ka Wah Bank Limited.

          On October 11, 2001, QPL Limited entered into an agreement with Hang Seng Bank Limited for a term loan of up to US$15,000,000. In connection with the loan, Industrial Investment pledged 56,000,000 Ordinary Shares of ASAT pursuant to the terms of the Deed of Mortgage and Assignment in Relation to Securities in ASAT Holdings Limited, dated as of October 11, 2001, by and between Industrial Investment and Hang Seng Bank Limited.

          5(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On October 11, 2001, ASAT, QPL, Industrial Investment, QPL US, Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P. ("AOF"), and certain other persons entered into an Amended and Restated Shareholders Agreement (the "Shareholders Agreement"), pursuant to which, among other things, the parties thereto agreed (i) to fix the number of directors of ASAT at nine and (ii) to elect to the board of directors of ASAT (a) three members designated by AOF;
          (b) three members designated by QPL, one of whom shall be Mr. Li; and
          (c) three additional directors. The Shareholders Agreement also contains restrictions on the transferability of the Ordinary Shares, including a right of first offer, drag-along rights, and tag-along rights. The description of the Shareholders Agreement in this Item 6 is qualified in its entirety by the full text thereof.

          As a result of the execution of the Shareholders Agreement, each of the Reporting Persons may be deemed to have shared power to (i) vote, or direct the voting of, and (ii) dispose, or direct the disposition of, shares beneficially owned by certain other shareholders (the "Other
                                  SCHEDULE 13D
CUSIP NO. 00208B105                                            Page 11 of 13

          Major Shareholders"). Any disclosures made herein with respect to the shareholdings of the Other Major Shareholders in ASAT are made upon information and belief of the Reporting Persons.

          The Other Major Shareholders, the number of Ordinary Shares of ASAT held by them, and the percent of the class which such shares respectively represent, are as follows:

                                           Number of Ordinary         Percent
Other Major Shareholder                       Shares Owned            of Class
-----------------------                    ------------------         --------

Chase Asia Investment Partners II (Y) LLC       50,054,883              7.5%
Asia Opportunity Fund L.P.                     124,985,594             18.7%
Olympus Capital Holdings Asia
 related funds (as set forth below)             72,288,000             10.8%

          The Olympus Capital Holdings Asia related funds are Olympus Capital Holdings Asia I, L.P., Reservoir-Olympus II, L.P., Olympus KB, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Holdings, L.P., OLYMPUS-ASAT I, L.L.C., OLYMPUS-ASAT II, L.L.C., and ZAM-Olympus Co-Invest, L.L.C.

          The filing of this Schedule shall not be construed as an admission, for the purposes of Section 13(d), Section 13(g) or Regulation 13D-G under the Exchange Act, nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder, that QPL is the beneficial owner of any Ordinary Shares owned by any of the Other Major Shareholders. QPL disclaims beneficial ownership of any shares beneficially owned by the Other Major Shareholders.

Item 7.  Material to be Filed as Exhibits.

          Exhibit 1. Joint Filing Agreement, dated as of December 5, 2002, by and between QPL International Holdings Limited, The Industrial Investment Company Limited, QPL (US) Inc. and Mr. Tung Lok Li.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                QPL INTERNATIONAL HOLDINGS LIMITED

                By: /s/ Tung Lok Li
                   --------------------------
                     Tung Lok Li, Director

                THE INDUSTRIAL INVESTMENT COMPANY
                  LIMITED

                By: /s/ Tung Lok Li
                   --------------------------
                     Tung Lok Li, Director

                QPL (US) INC.

                By: /s/ Winnie Chan
                   --------------------------
                     Winnie Chan, Director


                /s/ Tung Lok Li
                -----------------------------
                Tung Lok Li

Dated:   December 5, 2002

                                   Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to 289,298,000 Ordinary Shares, par value $0.01 per share, of ASAT Holdings Limited, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on December 5, 2002.


                QPL INTERNATIONAL HOLDINGS LIMITED

                By: /s/ Tung Lok Li
                   --------------------------
                     Tung Lok Li, Director

                THE INDUSTRIAL INVESTMENT COMPANY
                  LIMITED

                By: /s/ Tung Lok Li
                   --------------------------
                     Tung Lok Li, Director

                QPL (US) INC.

                By: /s/ Winnie Chan
                   --------------------------
                     Winnie Chan, Director


                /s/ Tung Lok Li
                -----------------------------
                Tung Lok Li